AMERI METRO, INC.

3030 East Market Street

York, Pennsylvania 18402

September 10, 2013

Jay Ingram

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:

Ameri Metro, Inc.

Registration Statement on Form S-1

File No. 333-189286

Mr. Ingram:

Ameri Metro, Inc. hereby requests acceleration of effectiveness of its registration statement on Form S-1, File no. 333-189286.  The Company requests qualification to be effective as of 3:00 p.m., Thursday, September 12, 2013.

Accompanying this letter is a letter of even date from the Company acknowledging certain matters regarding the role of the Securities and Exchange Commission in declaring this registration statement effective.

Sincerely,

AMERI METRO, INC.

By /s/ Shah Mathias

         Chief Executive Officer